Press Release dated June 5, 2003

Call-Net Enterprises appoints CFO

en Français

(Toronto, ON) June 5, 2003 — Call-Net Enterprises Inc., (TSX: FON, FON.B), a national provider of residential and business telecommunications services, today announced the appointment of Roy T. Graydon as executive vice president and chief financial officer effective June 9, 2003.

“Roy will play a key role in the continued drive toward improving enterprise value,” said Bill Linton, president and chief executive officer, Call-Net Enterprises. “He brings a depth of investment knowledge and experience, and over the years, has helped a number of public companies develop growth strategies and improve their financial and operating performance. Roy will be a major contributor in the development of our own growth strategy. “ Mr. Graydon joins Call-Net from VGC Capital Partners where he was a managing partner. Prior to that he was with the Ontario Teachers’ Pension Plan Board for six years where he held the position of vice president, relationship investing and responsible for managing a $1.5 billion portfolio of public companies in Canada, the United States, and Europe. He also managed the worldwide corporate governance and proxy voting activities of Ontario Teachers’. Before that, he held the position of portfolio manager, merchant banking where he was part of a team managing a $2.5 billion portfolio of private and publicly held companies.

Prior to Ontario Teachers’, Mr. Graydon spent seven years at TD Securities Inc. He was a vice president and director, investment banking and was responsible for mergers and acquisitions and corporate financing for a number of public and privately held companies.

Mr. Graydon will report to Bill Linton, and be responsible for the finance, strategic planning, investor relations, treasury, internal audit and corporate development functions. He holds an MBA from the Richard Ivey School of Business and a Bachelor of Science (Honours, Geophysics) from the University of Western Ontario.

While at Ontario Teachers’, he was elected to the board of Call-Net, serving as a director from June 2000 to October 2001. He currently serves as the vice-chair of the board of trustees at The Ontario Science Centre.

About Call-Net Enterprises

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services. The Company provides services to residential consumers and businesses primarily through its wholly owned subsidiary, Sprint Canada Inc. Call-Net Enterprises is headquartered in Toronto, owns and operates an extensive national fibre network and has over 134 co-locations in nine Canadian metropolitan markets. For more information, visit the Company’s web sites at www.callnet.ca and www.sprint.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information
Media contact: Karen O’Leary Corporate Communications (416) 718-6445 koleary.sprint-canada.com	Investor Relations contact: Farzana Giga Investor Relations (416) 718-6251 farzana.giga@sprint-canada.com